UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

______________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-9910

WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

(FULL TITLE OF THE PLAN)

______________

WESTCORP
23 PASTEUR
IRVINE, CALIFORNIA 92718-3804

(NAME OF ISSUER OF THE SECURITIES HELD PURSUANT
TO THE PLAN AND THE ADDRESS OF ITS
PRINCIPAL EXECUTIVE OFFICE)

REQUIRED INFORMATION
SIGNATURE
Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EXHIBIT INDEX
EXHIBIT 23.1
EXHIBIT 99.1
EXHIBIT 99.2

REQUIRED INFORMATION

1.	Not Applicable.

2.	Not Applicable.

3.	Not Applicable.

4.	Westcorp Employee Stock Ownership and Salary Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Westcorp Employee Stock Ownership and Salary Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

June 30, 2003	By:	/s/ LEE A. WHATCOTT Lee A. Whatcott Executive Vice President, Chief Financial Officer and Chief Operating Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Westcorp Employee Stock Ownership and Salary Savings Plan

Year ended December 31, 2002
with Report of Independent Auditors

Westcorp
Employee Stock Ownership and Salary Savings Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Report of Independent Auditors

Plan Committee
Westcorp Employee Stock Ownership and Salary Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Westcorp Employee Stock Ownership and Salary Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Los Angeles, California
June 13, 2003

Westcorp
Employee Stock Ownership and Salary Savings Plan

Statements of Net Assets Available for Benefits

	December 31,

	2002	2001

Assets
Investments at fair value:
Cash and short-term investments	$4,410,739	$4,489,867
Westcorp common stock	39,502,557	38,167,168
Mutual funds	15,464,100	16,515,896
Loans to participants	825,885	744,273

Total investments	60,203,281	59,917,204
Employee deferrals receivable	194,855	185,413
Employer contribution receivable	294,361	—

Total receivables	489,216	185,413

Net assets available for benefits	$60,692,497	$60,102,617

See accompanying notes.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002

Additions
Contributions:
Employee	$5,520,431
Employer	2,570,973
Net investment income:
Interest income	232,353
Dividends	1,074,020
Net realized and unrealized appreciation	439,837

Total additions	9,837,614
Deductions
Benefit and withdrawal payments to participants	9,247,734

Net increase	589,880
Net assets available for benefits:
Beginning of year	60,102,617

End of year	$60,692,497

See accompanying notes.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Westcorp Employee Stock Ownership and Salary Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution profit sharing plan that covers substantially all employees and provides for retirement benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Within the Plan, there are two parts, the Employee Stock Ownership Plan (“ESOP”) and the Salary Savings Plan (“SSP”). The Company and its subsidiaries make contributions to these parts as determined by the Plan document, the Company’s Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. The participants vest as follows:

	Vested Interest

Years of Service	ESOP	SSP

Less than 1	0%	0%
1	20%	30%
2	40%	60%
3	60%	100%
4	80%
5 or more	100%

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting (continued)

A participant is 100% vested after five years of service for the ESOP and three years of service for the SSP, or upon attainment of age 65 or in the event of a participant’s death or total disability while still an employee of the Company. Forfeitures are used to reduce the Company’s contributions.

It is the intent of the Company to continue the Plan; however, the Plan may be terminated by the Company at any time. In the event the Plan terminates, the net assets of the Plan will be fully allocated. All participants will vest 100% immediately and will receive their credited balance as of the date of liquidation.

Employee Contributions

Employees may contribute up to 14% of annual earnings, subject to the 2002 limit of $11,000 per the Internal Revenue Code Section 401(g), to the Plan through regular payroll deductions under the 401(k) provisions of the Plan.

Employer Contributions

Employer contributions under the ESOP are at the discretion of the Company’s Board of Directors. Employer contributions for the SSP are matched 100% of the first $500 contributed by the participant to the Plan, and then 50% of participant contributions, not to exceed 6% of participant annual compensation.

Loans to Participants

The Plan allows employees to borrow from their Plan accounts, excluding the ESOP portion. A minimum loan amount of $500 can be borrowed once a year. The maximum loan amount is 50% of the employee’s vested Plan account balance not to exceed $50,000. Loans are required to be repaid within five years; however, if the purpose of the loan is to purchase a primary residence, the term may be up to 30 years. The loans bear interest at one percent plus the prime rate for the month previous to the loan date. Each loan is secured by the participant’s vested interest remaining in the Plan.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Loans to Participants (continued)

Repayments of loan amounts are used to reduce the outstanding principal balance of the loan. Such principal reductions are then allocated among the 11 investment options in the same proportion in which the individual employee’s elective contributions are allocated at the time of loan repayment.

2. Significant Accounting Policies

Basis of Presentation: The Plan is for the benefit of all eligible employees of Westcorp (“the Company”), its wholly owned subsidiaries, Westran Services Corp., and Western Financial Bank (“the Bank”), and the Bank’s subsidiaries.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions and Deductions: Contributions by Plan participants are recognized as additions to net assets when the deduction is made from the participants’ wages at the end of each payroll period. In 2001, the Company restated the Plan to incorporate all prior amendments. In 2002, the Company amended the Plan setting limits on annual participant contributions and limiting annual participant compensation used for Plan allocation purposes. Company contributions for the ESOP portion of the Plan are discretionary. Company contributions are accrued in the year in which they become obligations of the Company by authorization of its Board of Directors.

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Investment Valuation and Income Recognition: The Plan’s cash and investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock shares of Westcorp are valued at their closing price on the New York Stock Exchange as of December 31, 2002 and 2001, respectively. Loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

3. Benefits Payable

At December 31, 2002 and 2001, there were no vested benefits payable to participants. Vested benefits payable are not reflected as a deduction from net assets available for benefits in the Plan’s financial statements and there is no reconciling difference from the Plan’s Form 5500, “Annual Return/Report of Employee Benefit Plan.”

4. Investments

The following investments represented five percent or more of the Plan’s net assets:

	December 31,

	2002	2001

John Hancock Large Cap Value Fund	$3,370,733	$5,071,112
Janus Advisor Large Cap Growth Fund	*	4,453,191
Westcorp common stock	39,502,557	38,167,168
John Hancock Stable Value Trust Fund	3,754,703	4,489,867
American Funds AMCAP Fund	3,878,227	*

*	Investment balance is less than 5% of the Plan’s net assets.

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during 2002 as follows:

Investments at fair value as determined by quoted market prices:
Westcorp common stock	$5,718,067
Mutual funds	(5,278,230)

Net appreciation in fair value of investments	$439,837

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 1, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

6. Administrative Costs

The Company agreed to voluntarily pay the Plan’s administrative expenses of approximately $58,232 and $180,789 in 2002 and 2001, respectively, and effectively reduced the expenses through timely remittance of periodic reports to the record keeper. The agreement to pay the administrative costs may be canceled at any time.

7. Employer Contributions

In 2002, the Company’s Board of Directors elected to provide a contribution to the ESOP and SSP of $2,247,643 and $2,290,180, respectively. The SSP contribution was partially offset by forfeitures of $1,966,850. In 2002, total SSP contributions include unallocated forfeitures totaling $28,969 which remain in the Plan and are available to the Company for future use.

8. ESOP Participant Allocation

The Plan allocates contributions, investment changes and forfeitures to participants’ ESOP accounts as follows:

Contributions: Each participant is credited with one unit for each $100 of eligible compensation plus an additional unit for each full year of service. These units are summarized and form the basis for the participant’s pro-rata contribution. All ESOP employer contributions credited to employees are invested in the Company’s common stock.

Investment Changes: Each participant account is allocated the amount of investment changes on a daily basis in the same proportion that the cash or shares of each participant’s account bears to the total accounts of all participants in the same investment option at the time of the valuation.

Forfeitures: Forfeitures are held within the Plan and can be used to offset employer match to the SSP and employer contributions to the ESOP.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

9. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments are as follows:

	December 31,

	2002	2001

Net assets:
Cash and short-term investments	$587,033	$2,145,555
Westcorp common stock	32,552,569	30,571,600

	$33,139,602	$32,717,155

For the
Year Ended
December 31,
2002

Beginning balance	$32,717,155
Changes in net assets:
Employer contributions	2,247,643
Forfeitures transferred to the SSP	(1,901,186)
Investment income	779,675
Net realized and unrealized appreciation in fair value	4,606,339
Benefits paid to participants	(5,310,024)

Ending balance	$33,139,602

10. Holdings of Parties-in-Interest

The Plan has holdings of securities of parties-in-interest as follows:

	December 31,

	2002	2001

Westcorp common stock (1,880,998 and 2,043,872 shares in 2002 and 2001, respectively)	$39,502,557	$38,167,168

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

11. Risks and Uncertainties

The Plan provides for various investments in mutual funds, collective trust funds, Westcorp common stock, and other investments. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Westcorp
Employee Stock Ownership and Salary Savings Plan

Employer ID 510308535 Plan #001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2002

		ESOP		SSP		Total

Shares or			Current		Current		Current
Par Value	Identity of Issue	Cost**	Value	Cost**	Value	Cost**	Value

	Mutual Funds
1,505	Janus Advisor Large Cap Growth Fund				$22,894		$22,894
47,349	John Hancock Equity Fund				972,080		972,080
84,198	AIM Balance Fund				1,752,158		1,752,158
153,450	American Century International Fund				977,479		977,479
284,450	John Hancock Large Cap Value Fund				3,370,733		3,370,733
249,524	John Hancock Government Income Fund				2,402,916		2,402,916
106,325	John Hancock Mid Cap Growth Fund				686,859		686,859
88,199	John Hancock Small Cap Growth Fund				593,579		593,579
326,792	John Hancock Technology Fund				807,175		807,175
298,325	American Funds AMCAP Fund				3,878,227		3,878,227

	Total Mutual Funds				15,464,100		15,464,100
	Common Stock
1,880,998	Westcorp*	$31,081,624	$32,552,569	$6,654,902	6,949,988	$37,736,526	39,502,557
	Participant Loans Receivable
$825,885	Participant loans* 5.25% to 10.50% through 2033				825,885		825,885
	Short-Term Investments
$3,754,703	John Hancock Stable Value Trust Fund	363,482	363,482	3,391,221	3,391,221	3,754,703	3,754,703
$656,036	Cash	223,551	223,551	432,485	432,485	656,036	656,036

	Total Short-Term Investments		587,033		3,823,706		4,410,739

	Total Investments		$33,139,602		$27,063,679		$60,203,281

* Investment with a party-in-interest.
** Cost of nonparticipant-directed investments.

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Auditors

Exhibit 99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002